September 17, 2024

Sam Potter
Chief Executive Officer
Siddhi Acquisition Corp
100 Wall Street, 20th Floor
New York, NY 10005

       Re: Siddhi Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted August 20, 2024
           CIK No. 0002034037
Dear Sam Potter:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 20, 2024
Cover Page

1. Please revise to clearly disclose whether redemptions will be subject to any limitations, as required by Item 1602(a)(2) of Regulation S-K. For example, we note your disclosure on page 29 and elsewhere in the registration statement relating to the limitation on redemptions by shareholders holding more than 15% of the shares sold in this offering if a shareholder vote is held.
2. We note your cover page disclosure that your sponsor currently owns an aggregate of
       5,750,000 Class B ordinary shares. Please revise your cover page to disclose the approximate price per share which the sponsor paid for the founder shares. We refer to your disclosure on page 10. See Item 1602(a)(3) of Regulation S-K.
3. When discussing the amount of compensation received or to be received by the sponsor, its affiliates and promoters pursuant to Item 1602(a)(3) of Regulation S-K, please include the repayment of loans made by the sponsor for offering-related and organizational
 September 17, 2024
Page 2

       expenses, consulting, success or finder   s fees, reimbursement of
out-of-pocket expenses
       relating to identifying completing an initial business combination, and the repayment of loans made by the sponsor to finance de-SPAC transaction costs, as applicable. Please revise also revise to disclose whether there will be material dilution of the purchasers'
       equity interests, with prominent cross-references to sections labeled accordingly. Please revise to include any relevant disclosure in the prospectus summary and elsewhere in the prospectus, as required by Items 1602(b)(6) and 1603(a)(6).
Summary, page 1

4. We note your risk factor disclosure on page 58 that you may be required to obtain additional financing in connection with the closing of the initial business combination for general corporate purposes or if the cash portion of the purchase price exceeds the amount available from the trust account. Please revise your prospectus summary to describe your plans to seek additional financings and how the terms of additional may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
5. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period. Also disclose whether there are any limitations on the extensions, including the number of times. Finally, disclose the consequences to the sponsor of not completing an extension in this time period. See Item 1602(b)(4) of Regulation S-K.
6. Please revise to broaden the conflicts of interest disclosure on pages 9 and 31 to discuss the conflicts of interest relating to (i) the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors and (ii) the terms of warrants held by the sponsor that may enable the sponsor to profit at times when an unaffiliated security holder cannot profit, such as when the public warrants are called for redemption.
       See Items 1602(b)(7) and 1603(b) of Regulation S-K.
Prior SPAC Experience, page 5

7. We refer to your disclosure relating to the involvement of Mr. Finn, Mr. Potter, Ms.
       Salerno and Mr. Selig with Rotor Acquisition Corp., which is now Palladyne AI Corp.
       You also disclose Mr. Selig   s involvement with Tuscan Holdings Corp.,
which is now
       Microvast Holdings, Inc. For each SPAC, disclose any extensions and redemption levels in connection with an extension and/or business combination. See Regulation S-K Item
       1603(a)(3). Please also disclose recent stock price of Palladyne AI Corp. and Microvast
       Holdings, Inc.
Initial Business Combination, page 7

8. Please state the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary duties or contractual obligations your officers or directors owe to other entities will materially affect your ability to complete your initial business combination. In addition, please revise to clarify that the company has waived the corporate opportunity doctrine, or otherwise clarify the statements, such as on page 9, that an officer or director may present a corporate opportunity to another entity to which they own a duty "subject to fiduciary duties under Cayman Islands law" and that your charter and bylaws provide for this "to the fullest extent permitted by law." September 17, 2024
Page 3

Sponsor Information, page 9

9. We note your disclosure that other than the unnamed individuals to be identified, no other person has a direct or indirect material interest in your sponsor. Please identify these individuals in your next amendment. In addition to disclosing the persons who may have direct and indirect material interests in your sponsor, please also disclose the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.
10. Please revise the first table on page 10 to include all compensation received or to be received by each of the sponsor and each of its affiliates and promoters, including the
       $150,000 loan made by your sponsor for a portion of the offering-related and
       organizational expenses, payment of any finder   s, advisory, consulting
or success fees, the
       reimbursement of out-of-pocket expenses, the anti-dilution adjustment of the founder shares, and the repayment or reimbursement of out-of-pocket expenses or any other amounts. Please refer to Item 1602(b)(6) and 1603(a)(6) of Regulation S-K. Please also disclose the extent to which this compensation and issuance of securities to your sponsor, its affiliates and promoters may result in material dilution of the
purchasers    equity
       interests. For example, please tell us, with a view toward disclosure, whether the private warrants may be exercised on a cashless basis.
11. Please expand the table on page 10 addressing transfer restrictions to address the lock-up agreement with the underwriter discussed on page 172. See Item 1603(a)(9) of
       Regulation S-K. Please also revise the table to disclose natural persons who will be subject to restrictions related to Siddhi Sponsor LLC's ownership of the Private
       Placement Warrants.
The Offering, page 12

12. We refer to your disclosure relating to the voting rights of your shareholders in connection with the initial business combination. Please revise the first example at the top of page
       20 to clarify the scenario you describe and how it differs from the second example.
Summary Financial Data , page 34

13. Please clarify for us the reason you provide an adjustment for actual shareholders' equity in (1) and (2). Also, please confirm the calculation for "as adjusted" total liabilities and whether it should also include the actual amount.
We may not be able to complete an initial business combination because such initial business combination may be subject to..., page 59

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S.
person.
Our warrant agreement will designate the courts of the State of New York or the United States
District Court..., page 75

15. Please revise this risk factor to disclose that there is also a risk that your choice-of-forum provision may result in increased costs for warrant holders to bring a claim.
 September 17, 2024
Page 4
Dilution, page 86

16. Outside of the dilution table on pages 86 and 87, please revise to describe each material potential source of future dilution following the registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of dilution should include the founder shares anti-
       dilution rights, shares that may be issued in connection with the closing of your initial business combination, and potential conversion of any working capital loans. Refer to
       Item 1602(c) of Regulation S-K.
Liquidity and Capital Resources, page 90

17. We note your disclosure on page 90 that you may withdraw interest for permitted withdrawals, including the payment of taxes. Please clarify whether this may include excise taxes. Please also include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation
       Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to repay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that the redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Financial Statements
Warrant Instruments, page F-11

18. You indicate that you will classify both the public and private placement warrants as equity. We note on page 148 that the private placement warrants will be identical to the warrants sold in this offering except that there are certain restrictions and rights so long as they are held by your sponsor or its permitted transferees. Please confirm that there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, clarify how you analyzed those provisions in accordance with ASC
       815-40.
Signatures, page II-5

19. Please include signature lines for at least a majority of your board of directors. Please refer to Instructions to the Signatures section of Form S-1.
 September 17, 2024
Page 5

       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Abby Adams at 202-551-6902 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Giovanni Caruso, Esq.